<u>MAIL STOP 3561</u>

September 22, 2008

Luke Lalonde, President
SuperDirectories, Inc.
5337 Route 374
Merrill, New York 12955

      RE: **SuperDirectories, Inc. ("the company")**
              Amendment No. 10 to the Registration Statement on
              Form 10
              Filed September 19, 2008
              File No. 0-51533

Dear Mr. Lalonde:

        This is to advise you that a preliminary review of the above registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1934, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

        Without limiting the generality of the foregoing, we note the following issue:

1.   Your registration statement did not include an audited balance sheet as of the end of each of the <u>two</u> most recent fiscal years (i.e. September 30, 2007 and 2006) in accordance with Article 8-02 of Regulation S-X.

        We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing. Any questions regarding disclosure issues may be directed to Janice McGuirk at (202) 551-3395. Questions related to accounting issues may be directed to Blaise Rhodes at (202) 551-3774.

                                        Sincerely,

                                        John Reynolds
                                      Assistant Director

Cc: Charles B. Jarrett, Esq.
     via fax (412) 803-3678